EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the captions “Experts” in the Registration Statement (Form S-3) and related prospectus of Genomic Health, Inc. for the registration of up to $100,000,000 of debt securities, common stock, preferred stock, depository shares and warrants and to the incorporation by reference therein of our reports dated March 14, 2007, with respect to the consolidated financial statements of Genomic Health, Inc., Genomic Health, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Genomic Health, Inc., incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Palo Alto, California
April 2, 2007